Dreyfus BASIC U.S. Government Money Market Fund

SEMIANNUAL REPORT August 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC U.S. Government Money Market Fund, covering the six-month period from March 1, 2008, through August 31, 2008.

Economic conditions generally remained unsettled over the past six months. A persistent credit crisis and slower U.S. economic growth prompted the Federal Reserve Board (the "Fed") to continue reducing short-term interest rates early in the reporting period in an attempt to forestall further economic deterioration. However, resurgent inflationary pressures, including soaring food and energy prices, led the Fed to refrain from further easing, and short-term interest rates were unchanged over the reporting period's final four months. As a result, money market yields generally stabilized.

We believe that monetary and other recent government policy actions should contribute to the recuperation of the ongoing credit crisis, and that credit availability is likely to improve slowly as financial institutions remain cautious. Global energy demand has begun to weaken, potentially alleviating inflationary pressures. The housing market may bottom later this year, with relatively little potential for either sharp subsequent declines or a strong rebound. Consequently, we expect the U.S. economy to slow to sub-par levels for a prolonged period, and the Fed is likely to keep interest rates low. As always, your financial advisor can help you position your investments accordingly.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
September 15, 2008



DISCUSSION OF FUND PERFORMANCE

*For the period of March 1, 2008, through August 31, 2008, as provided by
Bernard W. Kiernan, Jr., Portfolio Manager*

Fund and Market Performance Overview

For the six-month period ended August 31, 2008, Dreyfus BASIC
U.S. Government Money Market Fund produced an annualized yield
of 2.25%. Taking into account the effects of compounding, the fund
also produced an annualized effective yield of 2.27%.[1]

The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with
the preservation of capital and the maintenance of liquidity. To pursue
this goal, the fund invests exclusively in securities issued or guaranteed
as to principal and interest by the U.S. government or its agencies or
instrumentalities, and in repurchase agreements (including tri-party
repurchase agreements). The securities in which the fund invests include
those backed by the full faith and credit of the U.S. government and
those that are neither insured nor guaranteed by the U.S. government.

When managing the fund, we closely monitor the outlook for economic
growth and inflation, follow overseas developments and consider the
posture of the Federal Reserve Board (the "Fed") in our decisions as to
how to structure the fund. Based upon our economic outlook, we
actively manage the fund's average maturity in looking for opportunities
that may present themselves in light of possible changes in interest rates.

Interest Rates Declined as U.S. Economy Struggled

Turmoil in the sub-prime mortgage market, slumping U.S. housing
markets and resurgent energy prices already had produced a weaker U.S.
economy by the start of the reporting period. Tightness in the credit
markets and heavy sub-prime related losses among global financial
institutions prompted the Fed to reduce short-term interest rates several
times in the months leading up to the reporting period, including two

reductions totaling 125 basis points in late January 2008. As a result, the reporting period began with an overnight federal funds rate of 3%, down from 5.25% several months earlier.

Despite the Fed's aggressive moves and a stimulus package passed by Congress in January, February saw more disappointing economic news, including the second month of job losses and intensifying deleveraging pressures on U.S. financial institutions. In March, non-farm payrolls shrank again, and the unemployment rate climbed from 4.8% to 5.1%. The Fed continued to take aggressive policy action, reducing the federal funds rate to 2.25%. In addition, the Fed announced an expansion of its Term Securities Lending Facility, making $200 billion of Treasury securities available to Wall Street firms in an unprecedented program that allowed borrowers to use certain mortgage-backed securities as collateral. The first quarter ended with an annualized GDP growth rate of 0.9%.

More job losses followed in April, and the Fed continued to reduce the federal funds rate, driving the overnight rate to 2%. However, inflation accelerated along with energy and food prices, and businesses attempted to pass along higher costs to their customers. In May, the U.S. economy lost an additional 49,000 jobs, the unemployment rate jumped to 5.5% and the average cost of gasoline in the United States surpassed $4.00 per gallon. On the other hand, retail sales improved by 1%, suggesting that tax rebate checks might be having the desired effect of boosting consumer spending.

June proved to be a difficult month for the U.S. economy and financial markets. Reports of additional job losses and revelations of new sub-prime related write-downs by major banks sparked renewed volatility in the stock and bond markets and largely dashed expectations of a rate hike. The Fed left the federal funds rate unchanged at 2% in late June, citing uncertainty about the inflation outlook. It was later announced that U.S. GDP grew at an estimated 3.3% annualized rate, primarily due to an increase in export activity. Inflation increased at a relatively robust 4.2% annualized rate in the second quarter.

July also saw heightened market volatility, particularly when government-sponsored mortgage agencies Fannie Mae and Freddie Mac revealed greater-than-expected losses due to rising mortgage defaults, raising the possibility of further intervention by the federal government. The markets also responded negatively to another consecutive month of job losses. The bad news continued to mount in August, including a jump in the unemployment rate to 6.1%, its highest level in five years, and a surge in mortgage delinquencies to all-time highs. However, inflationary pressures appeared to ebb when commodity prices retreated from their peaks due to slackening demand in a slowing global economy.

Portfolio Focus

As the Fed cut short-term interest rates, yield differences widened along the market's maturity range creating more attractive opportunities among longer-dated money market instruments. Moreover, demand for money market instruments surged in the "flight to quality." Therefore, we maintained the fund's weighted average maturities in a position we considered longer than industry averages.

At this uncertain juncture, we expect the Fed and market participants to watch economic data closely for signs of renewed strength and a moderation of inflation. In the meantime, we intend to maintain a conservative credit posture and a relatively long weighted average maturity.

September 15, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yield provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders will be given at least 90 days' notice prior to the time such absorption may be terminated. Had these expenses not been absorbed, the fund's annualized yield would have been 2.08% and the fund's annualized effective yield would have been 2.10%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC U.S. Government Money Market Fund from March 1, 2008 to August 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended August 31, 2008

Expenses paid per $1,000†	$ 2.28
Ending value (after expenses)	$1,011.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended August 31, 2008

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.94

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

August 31, 2008 (Unaudited)

U.S. Government Agencies−79.4%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank:			
9/15/09	2.05	50,000,000 [a]	49,997,505
3/12/10	2.20	25,000,000 [a]	24,965,795
Federal Home Loan Bank System:			
9/2/08	1.95	45,000,000	44,997,562
9/17/08	2.36	25,000,000	24,973,889
9/19/08	2.23	5,000,000	4,994,425
10/8/08	2.36	22,000,000	21,946,864
10/16/08	2.37	9,000,000	8,973,506
2/27/09	2.55	15,000,000	15,002,795
3/5/09	2.55	10,000,000	10,000,811
5/7/09	2.35	14,995,000	15,009,162
5/19/09	2.50	20,000,000	20,002,123
9/18/09	2.14	15,000,000 [a]	15,001,545
Federal Home Loan Mortgage Corp.			
1/12/09	2.27	20,000,000 [b]	20,209,878
Federal National Mortgage Association:			
9/2/08	2.23	25,000,000 [a,b]	25,000,000
10/20/08	2.37	16,731,000 [b]	16,677,256
Total U.S. Government Agencies (cost $317,753,116)			**317,753,116**

Repurchase Agreements−20.0%

	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Deutsche Bank Securities dated 8/29/08, due 9/2/08 in the amount of $40,009,511 (fully collateralized by $12,603,619 Federal Home Loan Mortgage Corp., 5%-7%, due 12/1/36-8/1/38, value $12,000,327 and $134,795,470 Federal National Mortgage Association, 4.10%-7%, due 2/1/19-5/1/38, value $28,799,674)	2.14	40,000,000	40,000,000

Repurchase Agreements (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
HSBC USA Inc. dated 8/29/08, due 9/2/08 in the amount of $40,009,467 (fully collateralized by $41,250,000 Federal National Mortgage Association, 5.50%, due 6/1/38, value $40,800,205)	2.13	40,000,000	40,000,000
Total Repurchase Agreements (cost $80,000,000)			**80,000,000**
Total Investments (cost $397,753,116)		**99.4%**	**397,753,116**
Cash and Receivables (Net)		**.6%**	**2,240,393**
Net Assets		**100.0%**	**399,993,509**

[a] *Variable rate security—interest rate subject to periodic change.*
[b] *On September 7, 2008, the Federal Housing Finance Agency (FHFA) placed Federal National Mortgage Association and Federal Home Loan Mortgage Corporation into conservatorship with FHFA as the conservator.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Federal Home Loan Bank System	45.2	Federal National Mortgage Association	10.4
Repurchase Agreements	20.0	Federal Home Loan Mortgage Corp.	5.1
Federal Farm Credit Bank	18.7		**99.4**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including repurchase agreements of $80,000,000)—Note 1(b)	397,753,116	397,753,116
Cash		1,317,449
Interest receivable		1,103,209
Prepaid expenses		19,674
		400,193,448
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		141,441
Payable for shares of Beneficial Interest redeemed		9,206
Accrued expenses		49,292
		199,939
Net Assets ($)		**399,993,509**
Composition of Net Assets ($):		
Paid-in capital		399,999,385
Accumulated undistributed investment income—net		39,184
Accumulated net realized gain (loss) on investments		(45,060)
Net Assets ($)		**399,993,509**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial interest authorized)		399,999,385
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended August 31, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**5,494,160**
Expenses:	
Management fee–Note 2(a)	1,019,043
Shareholder servicing costs–Note 2(b)	137,911
Professional fees	33,007
Custodian fees–Note 2(b)	30,837
Registration fees	13,792
Trustees' fees and expenses–Note 2(c)	12,057
Prospectus and shareholders' reports	2,543
Miscellaneous	8,031
Total Expenses	**1,257,221**
Less–reduction in management fee due to undertaking–Note 2(a)	(337,600)
Less–reduction in fees due to earnings credits–Note 1(b)	(4,486)
Net Expenses	**915,135**
Investment Income–Net, representing net increase in net assets resulting from operations	**4,579,025**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended August 31, 2008 (Unaudited)	Year Ended February 29, 2008
Operations ($):		
Investment income–net	4,579,025	17,641,121
Net realized gain (loss) on investments	–	41,100
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,579,025**	**17,682,221**
Dividends to Shareholders from ($):		
Investment income–net	**(4,539,841)**	**(17,641,121)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	138,698,282	215,226,928
Dividends reinvested	4,315,437	16,775,806
Cost of shares redeemed	(142,988,545)	(223,194,135)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**25,174**	**8,808,599**
Total Increase (Decrease) in Net Assets	**64,358**	**8,849,699**
Net Assets ($):		
Beginning of Period	399,929,151	391,079,452
End of Period	**399,993,509**	**399,929,151**
Undistributed investment income–net	39,184	–

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended August 31, 2008 (Unaudited)	Fiscal Year Ended February,				
		2008	2007	2006	2005	2004
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	.011	.045	.047	.031	.011	.007
Distributions:						
Dividends from investment income–net	(.011)	(.045)	(.047)	(.031)	(.011)	(.007)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.24[a]	4.56	4.79	3.11	1.12	.74
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.62[a]	.63	.63	.62	.63	.62
Ratio of net expenses to average net assets	.45[a]	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	2.25[a]	4.46	4.67	3.05	1.08	.75
Net Assets, end of period ($ x 1,000)	399,994	399,929	391,079	465,315	474,353	601,253

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC U.S. Government Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment advisor. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

> **Level 1**—quoted prices in active markets for identical securities.
> **Level 2**—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
> **Level 3**—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Act. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1—Quoted Prices	0
Level 2—Other Significant Observable Inputs	397,753,116
Level 3—Significant Unobservable Inputs	0
Total	**397,753,116**

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the

seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not

threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended August 31, 2008.

As of and during the period ended February 29, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended February 29, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $45,060 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to February 29, 2008. If not applied, $42,991 of the carryover expires in fiscal 2013 and $2,069 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended February 29, 2008 were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At August 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, broker-

age fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $337,600 during the period ended August 31, 2008.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended August 31, 2008, the fund was charged $91,566 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2008, the fund was charged $29,657 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended August 31, 2008, the fund was charged $2,492 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2008, the fund was charged $30,837 pursuant to the custody agreement.

During the period ended August 31, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $170,394, custodian fees $15,585, chief compliance officer fees $3,760 and transfer agency per account fees $10,857, which are offset against an expense reimbursement currently in effect in the amount of $59,155.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Subsequent Event:

The fund has filed a Guarantee Agreement with the United States Department of the Treasury (the "Treasury") to participate in the Treasury's Temporary Guarantee Program for Money Market Funds (the "Program").

Under the Program, the Treasury will guarantee the share price of shares of the fund held by shareholders as of September 19, 2008 at $1.00 per share if the fund's net asset value per share falls below $0.995 (a "Guarantee Event") and the fund liquidates. Recovery under the Program is subject to certain conditions and limitations.

Fund shares acquired by investors after September 19, 2008 that increase the number of fund shares the investor held at the close of business on September 19, 2008 are not eligible for protection under the Program. In addition, fund shares acquired by investors who did not hold fund shares at the close of business on September 19, 2008 are not eligible for protection under the Program.

The Program will be in effect for a three month term expiring on December 18, 2008, after which the Secretary of the Treasury will review the need for, and terms of, the Program. Participation in the initial three months of the Program requires a payment to the Treasury in the amount of .01% of the fund's net asset value as of September 19, 2008.

At a Meeting of the fund's Board of Trustees held on July 22, 2008, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in the information. The Board also discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted that the fund is serviced predominantly by Dreyfus's retail servicing division. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel. The Manager provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance.</u> The Board members reviewed reports prepared by Lipper, Inc. ("Lipper"), an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented, for various periods ended May 31, 2008, comparisons of the fund's total return performance to the same group of funds as the fund's Expense Group (the "Performance Group") and to a group of funds that was broader than the fund's Expense Universe (the "Performance Universe") that also was selected by Lipper. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended May 31, 2008. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was higher than the Expense Group median, but the fund's actual management fee was lower than the Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio was lower than the Expense Group and Expense Universe medians. The Board members also discussed the Manager's undertaking to limit fund expenses over the past year.

With respect to the fund's performance, the Board noted that the fund achieved first quartile (the first quartile reflecting the highest perfor-

mance ranking group) total return results in the Performance Group and Performance Universe for the one-, two-, three-, four-, five- and ten-year periods ended May 31, 2008.

Representatives of the Manager reviewed with the Board members the fee paid to the Manager or its affiliates by the one mutual fund managed by the Manager or its affiliates that was reported in the same Lipper category as the fund (the "Similar Fund"), and explained the nature of the Similar Fund and the differences, from the Manager's perspective, in providing services to the Similar Fund as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board discussed the relationship of the management fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology also had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized

if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was also noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager. The Board also noted the fund's expense limitation over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on its discussions and considerations as described above, the fund's Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, including the extension of the Manager's undertaking to waive or reimburse certain fees and expenses of the fund, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus BASIC
U.S. Government
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DBGXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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